Filed by Natura Holding S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company:

Avon Products, Inc.

(Commission File No.: 1-4881)

The following is a transcript of communications made available by Natura & Co. to investors on May 23, 2019:

International Conference Call

Natura

Extraordinary Call

May 23rd, 2019

Operator: Good morning ladies and gentlemen, thank you for waiting. We would like to welcome everyone to Natura & Co conference call.

This event is being recorded and all participants will be in a listen-only mode during the company's presentation. After Natura's remarks are completed, there will be a question-and-answer session. At that time, further instructions will be given.

We have simultaneous translation into Portuguese and questions may be asked normally by participants connected from abroad, either in Portuguese or English.

Should any participant need assistance during this call, please, press star 0 to reach the operator.

I'd like to pass the floor over to Mr. Roberto Marques, Executive Chairman of the Board of Natura & Co.

Mr. Roberto Marques: Good morning to all of you and thank you for joining us on this call. I'm very excited and to be honest I think we are all a little bit emotional today to be presenting to all of you the transaction that we announced last night; welcoming Avon into Natura & Co group and creating a leading global direct-to-consumer beauty group. We are indeed bringing together 2 industry leaders with strong commitment to making positive social impact in empowering women.

I am joined on this call by João Paulo Ferreira, Natura's CEO. I'm also very pleased to welcome Jan Zijderveld, CEO of Avon Products, who will share with us his perspective on the combination.

We will run you through the main highlights of the transaction and we will then be happy to take your questions.

So let me begin on slide 3 with the headline messages of this transaction. By joining with Avon, Natura & Co will become the world's 4th largest pure play beauty company with combined gross sales of about US$10 billion.

This combination marks another transformation step towards building a global multi-brand, multi-channel group, reaching over 200 million consumers daily through iconic brands, serving various consumer profiles and distribution channels. We are uniting 2 purpose-driven forces that believe that business can be a force for good and are committed to generating social and economic values, promoting sustainability and the empowerment of women.

By leveraging Natura expertise, the combination would also allow Avon to speed up the implementation of its Open Up Avon strategy to achieve its vision of digital social selling beauty company.

The transaction is driven by a powerful industrial logic that will help accelerate and drive growth by reinvesting in key areas like digital, product innovation and brand initiatives, enable by a target annual synergy of between US$150 to US$250 million annually.

We will develop all these points throughout the presentation, but before that, let's look at the key transactional highlights on slide 4. The transaction we are announcing today is an all-share transaction under which Avon share will be exchanged for 0.300 Natura’s shares. That implies a premium of 28% to Avon undisturbed trading price, giving Avon an enterprise value of US$3.7 billion.

The proposed parity will give Avon’s current shareholders ownership of 24% of the combined company, while Natura & Co’s shareholders will hold the remaining 76%. The goal is to list the group on São Paulo B3 market with a public float of 55% and with ADRs listed on the New York Stock Exchange.

Finally, the transaction is subjected to customary closing conditions, including approval by shareholders of both companies and regulatory approvals. We do expect closing to occur in early 2020.

Let's go to slide 5. The transaction has a powerful and compelling strategic rationale; accelerating the constitution of a global multi-brand, multi-channel group:

First of all, it is another in consolidating a purpose-driven group. Avon strong heritage of social causes and commitment to the empowerment of women resonates with the Natura & Co vision of making a positive, social and environmental impact as part of our triple bottom line approach;

Second, we're taking another major step using the portfolio of global brand in line with our strategy. Avon is an iconic pillar alongside Natura, Aesop and The Body Shop;

Third, the combination will focus on driving growth in investing in 3 strategic areas: digital e-commerce; research and development; and brand initiatives. Those investments will be enabled by important synergies between US$150 to US$250 million estimated on annual base, which by the way, we target to achieve within 36 months. These synergies are principally across Brazil and Latin America.

Also, the group that results from today's combination is a truly multi-channel direct-to-consumer leader, able to reach more than 200 million consumers daily through its network of 6.3 million passionate consultants and representatives, its over 3200 stores and its growing digital platform.

Finally, the new combined entities create a strong platform to accelerate the group’s internationalization, enhance its presence in core markets in Latin America and gain a strong presence across 3 categories with a strong complementary product portfolio.

Now, I am super pleased to hand over to Jan to present Avon's perspective.

Jan, welcome and I turn to you.

Mr. Jan Zijderveld: Thanks a lot Roberto, and I’m moving to slide 6. This is a historic next step for Avon, [unintelligible] the Board and I believe will provide a new long-term and strategic home for this iconic business.

To tell you a bit more about Avon, our vision is grounded in a strong purpose with a heavy emphasis on empowering women. Our purpose-driven foundation is something we share in common with Natura and something we are particularly excited about.

To name a few, “Stand4her” is one of our global programs to help create opportunities for women, to help them built their own business success in their own way and in their own terms. And Avon Foundation for Women, which was founded in 1955 has contributed over US$1 billion today.

Now turning to the components of our business, the majority of our revenue in 2018 came from our beauty categories, and in terms of geography, we have a very global footprint with nearly 40% of our revenues deriving from Latin America, 40% comes from Europe, Middle East and Africa.

Now, turning to slide 7, we have a strong global presence with sales operations in 56 countries and distribution in an additional 21, all supporting a team of millions of Avon representatives around the world.

In addition to our leading positions in Latin America, we have leadership positions in key markets, including South Africa, Russia, Central Europe and the Philippines, and across categories, like color, skin care and fragrance.

Last year we started to plan to Open Up Avon and turnaround the company.

Slide 8 outlines our Open Up strategy, and the core is the belief that Avon must accelerate its pace of change and transform this business. In that term, we have worked to rebuild direct selling, modernize the brand unlock digital and e-commerce capabilities and drive a new performance culture.

Since announcing this plan, the whole Avon team has executed with a renewed sense of focus and urgency. Today we are positioned as a stronger, more competitive company, combining with Natura is an exciting new chapter for Avon and will enable us to accelerate our Open Up Avon strategy and help us further expand, especially our online channels.

In particular, we will be able to step change our e-commerce and digital capabilities to create a world-class digital beauty company, we will have access a bigger portfolio of products and innovations and we will further improve our social selling fundamentals by creating one of the world’s premier social selling companies.

Importantly, like Natura, Avon has a purpose-driven culture and a strong commitment to doing the right thing for our people and our communities. Avon empowers women around the world and helps them build success in their own way and on their own terms.

Before I turn back over to Roberto, I would like to thank all the Avon team members for their unwavering dedication and hard work and passion, their incredible efforts of creating positive momentum and build the foundation that is now being positioned to succeed in the future.

With that, I will turn back to Roberto.

Mr. Marques: Jan, thank you very much, and again, on a personal note, I want to thank you for your partnership with Avon’s Boards that help us to get to this point, and again, we look forward to start working and getting to know your team and congratulations again on the turnaround plan.

So let me now move to slide 9. As I mentioned in the introduction, this is another transformation step in Natura & Co’s journey towards constituting a purpose-driven, multi-brand, multi-brand global group that brings under the same roof 4 leading businesses in a portfolio of iconic brands.

We are going to detail that journey. It began actually with one store in São Paulo exactly 50 years ago, when Natura was founded. In 1990 we saw the first step in the internationalization with a move into other Latin American countries. In 2013, it evolves into a multi-brand group with Aesop, and then in 2017 took another major step forward in terms of international presence and multi-channel development with The Body Shop. And now, with Avon we mark another gigantic step change to promote social, economic and environmental progress on an even bigger scale.

I'd like to stress again here the philosophy that underpins this construction: We strongly believe in 2 complementary concepts; autonomy and interdependency. We aim to empower each business and brand and preserve its identity while getting the most out of the group to transfer knowledge and best practices.

As I said, Natura & Co is a purpose-driven group committed to the triple bottom line. Our purpose is to nurture beauty and relationships for a better way of living and doing business, and each business and brand has a mission in line with this overarching purpose.

With Avon, we will be adding a platform that is equally committed to making this positive impact, as Jan presented a couple of minutes ago.

Now, let me hand over to João Paulo Ferreira to comment on the new scale of the group. I turn to you. JP.

Mr. João Paulo Ferreira: Thank you Roberto, and hello everyone. So you may be aware Natura is celebrating its 50th anniversary this year, and what better gift could we reach for? And I already mentioned on other occasions that this is only year-one of the next 50 years, and today's transaction is indeed a new milestone for us.

Turning now to the transaction on slide 10, the addition of Avon allows Natura & Co to significantly advance in the global beauty rankings. The combined company is expected to have gross revenues of above US$10 billion. Upon closing, we will have more than 6 million consultants and representatives and presence in 100 countries, strengthening our sales force and our global footprint. The combined group will be a leader in direct-to-consumer with multiple platforms on a daily basis through its truly multi-channel network.

Leveraging our beloved brands, our common passion for relationships and our multi-channel capabilities, the now-expanded group will bring beauty to over 200 million consumers across the world anytime, anywhere, every day.

On slide 11 you see that with this transaction Natura & Co is taking another giant step towards becoming even more global and international with close to 70% of sales expected to happen outside of Brazil.

Latin America in total, including Brazil, will represent about 56% of the business, while Asia-Pacific, Europe, Middle East and Africa represent the balance. In Latin America only, the combined group will have more than 4 million consultants and representatives, we will have greater access to a broader and more diversified product portfolio and new services, which will allow them to improve their business and better serve their clients.

By the way, it is interesting to note, as you can see on the graph, there are almost 500,000 consultants who have already bought into this combination even before it was formalized so to speak by selling both for Natura and Avon products, and we expect this number will increase over time as the combination also builds on the respective trends of Natura & Co and Avon to enhance value for consumers, consultants and representatives across Latin America.

Notice on slide 12 the complementarity of our portfolios. Natura's leadership in fragrance and body care; Avon's leading position in color and face care; and our combined meaningful presence in personal care. Alongside these core beauty categories, the combination also takes Natura & Co into fashion and home, which is a category with good development potential. No doubt there are significant growth opportunities ahead.

Now, let me hand back to Roberto.

Mr. Marques: Thank you JP. So let's move to slide 13. Synergies are obviously one of the catalysts of this transaction, but they are not a goal in themselves, rather they are a means to free up resources that can reinvested in core capabilities that will accelerate our growth. For us, uniting Natura and Avon is clearly a growth combination.

On slide 13 we detail the 3 strategic areas in which we intend to allocate those resources to drive growth:

The first one is digital and e-commerce. As you know, digital is transforming already direct selling and creating a myriad of opportunities to connect with consumers creating lasting relationships and develop social talent. The combination is a powerful direct-to-consumer platform and we will continue to invest to boost the relevance of digital technology for consultants, representatives, upgrade services and improve the overall experience;

A second key area is stepping up investments in research and development and innovation in such fields as sustainable materials;

And third is brand initiatives, where we can enhance differentiation through segmented marketing and combine our knowledge of consumers and consultants with digital capabilities to improve our CRM and make more personalized offers. Natura's early success in digitalizing its operations is a scalable platform.

We strongly believe further upside can be generated by the combination of our 2 companies. Indeed, we believe it unlocks potential to implement innovation, innovative initiatives and create further value by leveraging the group's scale and know-how.

This slide provides several examples, such as: Optimizing the product portfolio and category profile and increasing sales by combining know-how on digital solutions; another example is leveraging the respective footprint of 4 different business to grow other brands.

Along the lines of what we discussed very recently at our Investor Day with Natura helping The Body Shop in Latin America, and conversely, The Body Shop guiding Natura into Asia.

A third key aspect is the potential to optimize Avon's Brazilian operation by harnessing Natura's know-how and capabilities. Before it’s fully capitalized on the powerful multi-channel platform that Natura & Co has become to better serve consultants and consumers giving them access to now 2 iconic beauty brands. This no doubt should result in increase in consultants and representative retention, unlocking further growth catalysts.

Let's move to slide 14. These investments in strategic areas that I just mentioned will be enabled by important target synergies we expect to generate going forward. The combination is driven by a powerful industrial logic that will improve the offering, capabilities and services of the group’s more than 6 million consultants and representatives.

We have extensively mapped synergies and estimated them in a range of US$150 to US$250 million on an annual basis. We expect those synergies to be fully captured within 36 months after closing. The synergies will be largely achieved across Brazil and Latin America footprint and are spread in 3 major buckets:

The first is sourcing. As you know, procurement is already one of the main areas of the synergies within Natura & Co, as we presented in our recent Investor Day, and we see strong potential to enhance that to optimize the purchasing of raw materials, freight and warehousing, advertising, catalogues and back-office functions;

The second bucket is manufacturing and distribution, by optimizing our distribution center footprint, reducing the complexity of our overall plant organization and consolidating such activities as cargo, and as a result, improving also service levels to our consultants and representatives;

Administrative expenses in another opportunity through better integration of areas such as IT, data centers and networks.

We estimate that the cost to achieve the synergies is a one-time of about US$125 million, which would be incurred between 2020 and 2022. The capture of these synergies will also contribute to enhance our medium-term profitability.

On slide 15 you see the pre and post transaction shareholding structure. On the right-hand side of the slide, you see that Natura current shareholders would own 76% of the combined company and Avon shareholder the remaining 24%. The share in the combined group of Natura’s founding and controller shareholders will be 45.1% and the free float will be 54.9%.

On slide 16 we look at some key governance aspects. The new holding group will be created as a parent company to Avon and the Natura companies preserving the autonomy of each business and brands while implementing the interdependence business model already in place within Natura & Co.

Each company will maintain its headquarters where they are presently located. We do envision 4 major business led by 4 operating CEOs: Natura and Avon in Latin America; Avon and Natura International; The Body Shop; and Aesop, which will both continue as standalone business units.

We also plan to create the position of Sustainable Growth Officer to help focus on long-term growth and ensure better coordination among the businesses and brands for the benefit of the group.

Finally, the combined company’s Board will reflect the relative ownership of the new shareholder base. After closing, the Board will be comprised of 13 members, of which 10 members will be from Natura & Co and 3 will be from

Avon. The 3 founders of the Natura will remain as Co-chairmen of the Board and the Executive Chairman will also serve as the group's CEO.

Let me now conclude on slide 17 with key takeaways. In terms of financial metrics, the transaction values Avon’s equity at is about 1.9 billion and enterprise value of 3.7 billion. This implies a multiple of 9.5 times excluding the expected synergies, and 6.7 factoring in the full impact of the target synergies.

This combination creates the 4th largest pure play beauty in the world with annual gross sales exceeding US$10 billion. It also creates a leader in direct-to-consumer with daily interaction with a base of more than 200 million consumers, like no other company in the beauty industry. With the addition of Avon, Natura & Co is taking another transformation step to build a multi-brand, multi-channel group.

Uniting these 2 purpose-driven forces will also amplify our pioneer effort to generate social, environmental and economic value for multi-diversity and combat the threat of climate change.

The combination will also allow Avon to accelerate the implementation of its Open Up Avon strategy, and the transaction is driven by a powerful industrial logic that will help accelerate growth by reinvesting the target annual synergies of between US$150 to US$250 million in areas like digital, product innovation and brand initiatives.

With this, thank you very much for your attention and we are now happy to take your questions. José Filippo, CFO of Natura & Co, and JP are also here with me and it will take your questions now. Thank you.

Question-and-Answer Session

Operator: Ladies and gentlemen, we will now begin the question-and-answer session. If you have a question, please press the star key followed by the 1 key on your touchtone phone now. If at any time you would like to remove yourself from the questioning queue, press star 2.

Our first question comes from Thiago Macruz, Itaú.

Mr. Macruz: Good morning guys. First, I'd like to congratulate you for this deal, you know, it must have been a lot of work to you all. And I have a couple of questions.

First, I understand the rationale of this transaction, there is substantial synergies to be captured, but my question here is: Isn't it too hard to move on with a digital transformation in Natura's core business in LATAM at the same time that the team is conducting a massive integration of Avon? Is it possible to look first the future at the same time as digesting this asset? That's my first question.

And my second question is: I understood that the synergies are all 100% operational, but for my understanding it does not include revenue-related synergies. I would like to understand if you guys see potential for those type of synergies to be generated as well and coming from where. These are my 2 questions. Thank you, guys.

Mr. Marques: Hi Thiago, good morning. Roberto here. So, I'll start with the second part of your question then I'll turn to JP. In terms of synergies, you are correct, the synergies that we are providing right now are basically operational synergies. As I provided some perspectives, we see a lot of upside potential in terms of growth, those upsides are not included on those numbers as you already anticipated.

So JP will talk a little bit about the way we are thinking of keeping the focus on the execution of Natura and at the same time how we are thinking about the combination, especially in Latin America.

Mr. Ferreira: Hi Thiago. As it comes to digital transformation, as you probably recall, the approach we have been following – and it is my understanding that Avon is following the same path – is one of building modular and scalable solutions, which gives us the flexibility and speed to spread the new platform throughout our integrated consultant base, towards our client base. So I don't see that being disturbed by the efforts to integrate businesses and synergies as those will be pursued by different teams.

Mr. Macruz: Perfect guys, thank you. Just a follow-up JP. Is it reasonable to assume that you will be spearheading in this initiative in Latin America, the Avon integration? Will you spend most of your time there? That's my last question, thank you.

Mr. Marques: Hi Thiago. As you can probably appreciate, we are not making any appointments today. Today's the day that we are celebrating the combination, and over time we will make those determinations. Thank you for the question.

Mr. Macruz: Thank you, guys.

Operator: The next question comes from Bob Ford, Merrill Lynch.

Mr. Ford: Hey, thank you and congratulations on the transaction, and thank you for taking my questions. Roberto, at the Avon Investor Day last year, the answer that 98% of Avon [unintelligible] was sold by promotion, consultants turnover was high, [unintelligible] profit centers, market shares eroding etc., right?

Can you talk a little bit about how you established comfort with the Avon brand and your ability to resurrect it with a consumer that may think of it as her mother’s or grandmother’s brand, or just a cheap product? And how do you think about the role of the brand in the Natura & Co portfolio over the long term?

Mr. Marques: Hey Bob, good morning, thank you for the question. Listen, we are actually very excited about the work that Jan has been doing already with Open Up Avon. As you probably saw on his presentation, really the focus is on revive the brand Avon, which has a tremendous penetration, has a very actually high likability across the globe with very low kind of rejection, which is really a diamond as Jan likes to present the brand. So we share the same optimism about the brand.

What Jan has been doing in Open Up Avon is the transformation, a lot of changes in the footprint of Avon, reducing costs and etc., which we believe will allow with this combination to be accelerated, and as you saw, our goal is actually to drive top line revenue by reinvesting in brand marketing, brand initiatives and research and development alongside digital e-commerce.

So we think that the combination will amplify what's already in place with the Open Up Avon strategy and therefore we are going to be able to capture those benefits even sooner.

So we are pretty confident in our ability to really continue to make Avon a beloved brand and a very current and contemporary brand.

Mr. Ford: Thanks. I'm curious, when it comes to household and fashion business. How are you thinking about those product lines at the longer term? And then I guess when it comes to brand, certainly the systems and the digital platform is going to be a major component of that, and I was wondering if you look at that element as the turnaround keys, is this simply going to be an extension of the Natura ERP and the replication of Rede Natura for Avon, or is it something else?

And could you talk a little bit about the expected timeframe and the cost of that portion of your consolidation plan, please?

Mr. Ferreira: Hi Bob, JP speaking. Let me start with home and fashion. So we see this as an enormous opportunity. Natura had looked at that and even tried prototypes of home and fashion portfolio couple of years ago, we see that it is mainly adjacent to our beauty value proposition and, of course, it drives additional value for our network of consultants and representatives.

So we do see that there is potential there. We don't know much about it, but, you know, we learn from Avon’s team of that potential, reconfirm by them and also the efforts to make it more effective, efficient that Jan has already presented in previous occasions.

So we like that idea and we will pursue it to our best capabilities.

Mr. Marques: So Bob, you had a second part of your follow-up question, and we couldn't hear it well, so could you repeat?

Mr. Ford: Yes, Roberto. I was just asking about how you are thinking with respect to the systems and the digital platform at Avon. I would expect that is a big piece of turning around the brand, addressing inefficiencies and etc., integrating the company, getting better visibility. And as you think about that, do you pursue kind of the immediate platform and I think it was a budget of current 30 million [unintelligible] period of time that Avon was pursuing last year, or do you pin a little bit and expand the Natura ERP and maybe move a little bit more rapidly and just, you know, replicate Rede Natura for Avon, or do you pursue that independent path?

And then I was asking about the timeframe for that and the cost of that piece of your consolidation plan.

Mr. Marques: Okay, clearly both companies are very much aligned in terms of evolving direct selling into social a platform, social selling, and it's actually very encouraging to see both Natura and Avon really increasing the investment into that.

We did think and we talked to Jan and JP the opportunity to potentially combine efforts on that in eventually common platforms that are scalable that you can accelerate the rollout not only in Latin America but some of the international markets, and at the same time this combination creates an opportunity for us to even increase the investment in some of those strategic areas.

So we are really encouraged not only by the alignment on the strategic view of how direct selling is evolving into the social selling platform, but now our capacity to significantly increase the investments in those areas.

Mr. Ford: And I would expect that the speed to do this is going to be critical in terms of stabilizing Avon and driving your resumption of growth. Could you give us a sense of what the timeframe might be for this piece of the plan?

Mr. Marques: So, the timeframe, first of all, as you know, we first needed to get all be regulatory approvals and the closing which we expect to be first quarter 2020, and after that probably we believe that the assessment, the integration and how we can scale those platforms that I would probably take within 18 to 24 months.

Mr. Ford: That's very helpful. Thank you again and congratulations.

Operator: Our next question comes from Olívia Petronilho, JP Morgan.

Ms. Petronilho: Hi guys, thanks for taking my question. I have 2 questions actually. The first one is when you look back at your Investors Day, you talked about a little bit of the targets in terms of channels that you would like to see Natura in the long-term. I’d like to know where that stands after this acquisition, if you look at Natura more like 2023, 2025, what do you expect direct sales online in the traditional retail to account for in terms of sales?

And my second question is regarding Avon. So when we look back in the company, we see a few challenges maybe in some regions or in terms of profitability. I would like to know if you have already mapped or what are your plans to tackle these challenges in those regions. Thank you.

Mr. Ferreira: Olivia, JP speaking here. In terms of the guidance, the shape of channels as you referred to, so far it doesn't change at all. I recall that we said that there is a segment shift towards digital, but a lot of that digital is performed by our own consultants in the case of Natura, and also retail also performed by our consultants there, so this is in line with Avon's efforts to modernize its commercial model as well, so I don't foresee any significant change in that guidance at this point in time.

Mr. Marques: Yes, and Olivia, just to add on JP and your question about mapping the profitability in the regions, of course, as part of our diligence, we have mapped in conversations also with Jan and the team understanding what are the opportunities, some of those again are already mapped within the Open Up strategy of Avon, and I think our goal would be to continue to help them implement those strategies that will improve profitability, some of those markets that I think are recurrent to that we believe that we can amplify and accelerate that now with the scales and the synergies that come from the combination.

Ms. Petronilho: Great, thank you.

Operator: The next question comes from Tobias Stingelin, Citibank.

Mr. Stingelin: Yes, thank you very much. Just a quick clarification, please, in regard to the financials. You mentioned that the net debt of Avon was about

US$1.06 billion, but you are not including the fee convertible, which you will have to probably repay, right?

Mr. Filippo: Yes, Tobias, you have to take into account that the part of the debt that triggers the acceleration that needs to be covered by the backstop is 1.1, that's why I think the calculation that you made [unintelligible]., You have to add up the 500 million for the preferred shares, and that's 1.6.

Mr. Stingelin: Sorry, can you just repeat? I wasn't able to hear anything; I think the connection is pretty bad.

Mr. Filippo: Oh, sorry. Okay, let me repeat. Can you hear me now?

Mr. Stingelin: No, it's is still pretty bad. I know if it's just a mine line, but I'm having issues, I think.

Mr. Filippo: Okay, I will try closer now. Is that okay? Can you hear me?

Mr. Stingelin: Yes, think it's a little better.

Mr. Filippo: What happens is that you have to take into account the part of the debt that has the clause of the acceleration is 1.1 billion, and you have to sum the 500 million of the C-preferred shares, and that's the 1.6 sum up, that's the amount that we are considering here.

Mr. Stingelin: Okay, that's great. But just thinking that in terms of the valuation at the end of the day, the net debt is not 1.01, it is 1.7, close to 1.7, right? So, you said 1.6… Sorry! Thanks, it's clear now.

Second question, Natura never really integrated such a big asset, and even if Roberto mentioned that I think you have to preserve autonomy and so on, clearly in Brazil in order to deliver in other markets to deliver synergies you have to integrate the asset.

So can you just give us an idea like, I don't want to talk about management because, as you said, you're not willing to talk about the structure, but can you just give us an idea about the roadmap, are you going to create teams, integration teams, do the platforms for interns run in the same systems, like the same ERPs? Just to get a sense about how complicated this might be.

Mr. Marques: Hi Tobias, Roberto here. Listen, we’ve been, as you can appreciate, spending a lot of time in discussing how to build this integration in the best possible way, and again with the same mindset to really preserve the focus on execution, where we think requires the focus, and that's kind of the reason why we are envisioning to have 4 operating CEOs: One to really focus in

Latin America, including Brazil for Natura and Avon, because that's where the synergies are, and as you can kind of anticipate, the idea is to have a little more coordination and similarities in terms of platform, technology, IT that can better serve the consultants and representatives;

Another operating CEO to focus on international markets for Avon and Natura, which is primarily today's Avon, so it's almost like business as usual in Avon and overtime we believe that it is a huge opportunity to start bringing Natura portfolio, Natura brands, eventually even The Body Shop in the future, and that's another focus area;

And we are going to continue keeping the focus on The Body Shop, as David Boyle is doing the transformation with all the support from the group, as well as Aesop.

So we think that that is the best approach to keep the focus and at the same time capture the synergies and the opportunities to drive growth.

Mr. Stingelin: Okay, great. Just like a high level, like the systems, for instance, in Brazil, do they run kind of the same platform or do you anticipate kind of issues because you have to invest, as you said, you have US$125 million you have to invest in order to get the synergies? Are they related to kind of investing in technology, integrating the different platforms and so on?

Mr. Ferreira: Hi Tobias, JP speaking. So even before I get into the specifics here, just recall that yes we are going to deploy a dedicated team to focus on the integration and to plan it to the highest levels of details in all works fronts, so that starts tomorrow I guess, but when it comes to infrastructure which includes data, the key for our business is to know as much as possible of our consultants and their clients and transform that information into better business opportunities for them, no doubt we are going to integrate that backbone somehow.

We still need to run all the details of what Avon already has available and see how to better merger those assets, those solutions, but that is a key element to enable better businesses for the 2 brands.

Mr. Stingelin: Perfect. Just a final question, and congratulations again on the deal, but just given that you are on the full and kind of the first quarter in Brazil was pretty weak, can you just give us a trend of what's happening really in the operations as we speak? Because I think the M&A agenda has been great, but looking specifically about trends for instance in Brazil in regard to recovery of the sales, that was kind of pretty tough and also the FX which is kind of a headwind for margins, can you give us an idea of what's going on now in Brazil, please?

Mr. Ferreira: Hi Tobias, I can only talk on behalf of Natura at this point, and we are pretty confident with our operation at this point in time. You know that the market itself is a bit depressed, but we faced similar situations over the last 2 or 3 years as we are facing in other geographies, like Argentina currently, but we are pretty confident on the months ahead for this year.

Mr. Stingelin: Okay, perfect. Thanks and congratulations again.

Operator: Next question Ruben Couto, Santander.

Mr. Couto: Good morning everyone. My first question, can you share your initial thoughts on the 2 companies’ cultures, what are the key differences you recognize in both and what is the plan to convert it, if even exists a plan to converge in terms of integration? I am particularly interested in the extent on what will be the company stands towards China, for instance. It would be great to hear a little bit more on this.

And the second question, I wanted to go back on the topic of Avon’s pricing for another question. I think Avon faces a similar issue that Natura faced at The Body Shop, which is heavy discounts. The over promoted situation of Avon is somewhat of a global issue, or is it like some company specifics? Can you talk a little bit more on that or could we expect Avon to be somewhat of a combat brand within the company's portfolio? That would be great to hear as well. Thank you.

Mr. Marques: Hi Ruben, it's Roberto here. So first, in terms of culture, actually we are super excited Avon joining because there is a lot of alignment, not only in terms of the heritage, in direct selling, the social responsibility, the empowerment of women, the impact in society, but even the model of direct selling; 2 companies that really started direct selling very similar ethics in how to work with the consultants and representatives, therefore, we are actually very encouraged by the alignment of the culture and the opportunities of those organizations coming together.

Regarding the opportunity in China, it is something that we are going to explore. Of course, as we've been talking about even during our Investor Day, Asia and China is a big opportunity, how we are going to really take that through and the opportunities to think about now is much broader portfolio, it is something that is part of our strategic vision for this combination.

And then, regarding overly promoted, it is clearly part already of the Open Up strategy that Jan presented, which is by reducing promotions and at the same time to enhance the brand presence and rejuvenation, which is part of this the strategy of Open Up Avon be implemented our goal and what we believe we can add is to simplify and accelerate those initiatives and everything that comes with the group.

Mr. Couto: That's great, thank you.

Operator: Our next question comes from Gustavo Oliveira, UBS.

Mr. Oliveira: Good morning and thank you for taking my questions. I want to understand in terms of synergies if you have already identified any tax synergies or liability management synergies potentials and what could those be?

And also, I'd like to understand Filippo from you perhaps how you're thinking about the financial leverage post deal. I think there is an increase in net debt by the amount you are paying for the Series C and how you think that evolving going forward.

And the last question is a bit more on the possibility of revenue synergies. There is a new data that you presented in the presentation, which is quite interesting, that you only have 482,000 consultants there overlapping in the base of 4.1 million consultants. I don't know if you are surprised, when you compare that if you were surprised with that low overlap and if you could help us to understand why you think that's happening if that's a big opportunity that could be explored or not. So those are the questions I'd like to ask.

Mr. Filippo: Okay, thanks Gustavo. Regarding the first question on the synergies on tax and others, I think that is something that we will work, in due time we are going be indicating, so far we stick with the guidance that we gave, but I think that as a global presence, geographies and companies, I think that is something that we should definitely consider and, that's something that both companies in the future will want to work on that.

So I believe it's possible, but it's too early for us to give any guidance or any information specifically.

In terms of leverage, if you take the closing 2018 numbers from both companies and put a simple consolidation with the net debt Ebitda about 3 times, a little bit below 3 times, so it's not leveraged. Of course, if you take both companies individually, Natura's 2.71 – remember, we released that –, Avon is about 3 times, so the combined would be a little bit below 3 times, so I don't think this is something that should be increasing or even changing the profile that we have today.

Mr. Oliveira: I don't understand this point, because you would have to add the 530 million from the Series C, wouldn't you?

Mr. Filippo: No, we are not considering that amount, that's something that will trigger going forward 2019, then you have to consider the Ebitda in the results for 2019, so that number is not considered.

Mr. Oliveira: Okay.

Mr. Filippo: Even if you put that number, it doesn't change much, it doesn't go much higher than that.

I'll hand to JP for the second question.

Mr. Ferreira: So, starting from a consumer point of view, there are households consuming one brand, but not the other. So there are opportunities to introduce the other brand to new households, of course.

Now similarly, the opportunity is repeated with consultants. We do think – and Roberto has already stressed that – that the brands are to remain independent. They have their own identity. The commercial structures will remain independent with separate goals. So it's up to us to create new services for the consultants to make their lives easier so that they will be naturally attracted to one brand or the other in addition to the one they already represent.

So we do see the possibility of this overlap growing up in time.

Mr. Oliveira: Okay, thank you.

Operator: This concludes today's question-and-answer session. I would like to invite Mr. Roberto Marques to proceed with his closing statements.

Please, go ahead Sir.

Mr. Marques: So, thank you all very much for joining the call. If there are some other questions, please forward to our Investor Relations team and we will be glad to answer those.

Again, this is a very exciting day for us as we take another important transformation step in our journey to become a global multi-brand, multi-channel group. There are still some steps to go and we will update you along the way, so we look forward to our future exchanges.

Thank you again for joining us under short notice and have a great day. Thank you everybody.

Operator: That concludes Natura audio conference for today. Thank you very much for your participation, have a good day.

NO OFFER OR SOLICITATION

This communication is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed transaction involving Natura Holding S.A. (collectively with Natura Cosmeticos S.A., “Natura”) and Avon Products, Inc. (“Avon”). In connection with the proposed transaction, Natura will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Avon and a prospectus of Natura. Natura and Avon also plan to file other documents with the SEC regarding the proposed transaction and a joint proxy statement/prospectus will be mailed to shareholders of Avon. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents that Natura and/or Avon may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 and the joint proxy statement/prospectus, as well as other filings containing information about Natura and Avon, will be available without charge at the SEC’s Internet site (www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained, when available, without charge, from Natura’s website at www.NaturaeCo.com. Copies of the joint proxy statement/prospectus can be obtained, when available, without charge from Avon’s website at www.AvonWorldwide.com.

PARTICIPANTS IN THE SOLICITATION

Natura and Avon, their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/ prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of Natura is contained in Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019. Information regarding the directors and executive officers of Avon is contained in Avon’s definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 2, 2019. These documents can be obtained free of charge from the sources indicated above.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Statements in this communication (or in the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed transaction involving Natura and Avon; beliefs relating to value creation as a result of a proposed transaction involving Natura and Avon; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Avon’s and Natura’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward-looking statements. These forward-looking statements are based on Natura’s and Avon’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Natura’s and Avon’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Natura or Avon to predict these events or how they may affect Natura or Avon. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Except as required by law, neither Natura nor Avon has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Natura’s and/or Avon’s future performance and cause results to differ from the forward-looking statements in this communication include, but are not limited to, (a) the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of shareholder approvals and the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; (b) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; (c) the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; (d) the risk that integration of Avon’s operations with those of Natura will be materially delayed or will be more costly or difficult than expected; (e) the failure of the proposed transaction to close for any other reason; (f) the effect of the announcement of the transaction on customer and consultant relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); (g) dilution caused by Natura’s issuance of additional shares of its common stock in connection with the transaction; (h) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (i) the diversion of management time on transaction-related issues; (j) the possibility that the intended accounting and tax treatments of the proposed transactions are not achieved; (k) those risks described in Section 4 of Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019; and (l) those risks described in Item 1A of Avon’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.